FORM 10-QSB

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------



           [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the Quarter ended September 30, 1999

                                       AND

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         Commission File Number: 0-26699

         -------------------------------------------------------------



                         Reliant Interactive Media Corp.

                          formerly Reliant Corporation

         -------------------------------------------------------------


 Nevada                                                              87-0411941
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


13535 Feather Sound Drive -Suite 220, Clearwater, Florida                  33762
(Address of principal executive offices)                              (Zip Code)


    Registrant's telephone number, including area code:       (727) 299-0020


      Securities registered pursuant to Section 12(b) of the Act:     None


    Securities registered pursuant to Section 12(g) of the Act:     5,885,271

Yes [X] No [ ] (Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.)

As of September 30, 1999 the number of shares  outstanding  of the  Registrant's
                           Common Stock was 5,885,271.

                          PART I: FINANCIAL INFORMATION


-------------------------------------------------------------------------------
                          Item  1.  Financial  Statements.
-------------------------------------------------------------------------------

     Attached hereto and incorporated herein by this reference are consolidated unaudited financial statements (under cover of Exhibit F3Q) for the three months and nine months ended September 30, 1999, and the year ended December 31, 1998. These financial reports are supplemented by unaudited financial statements for the three and six months ended June 30, 1999 (under cover of Exhibit F2Q), and for the three months ended March 31, 1999 (under cover of Exhibit F1Q).


--------------------------------------------------------------------------------
   Item  2.  Management's  Discussion  and  Analysis  or  Plan of Operation.
--------------------------------------------------------------------------------

(a)  Plan  of  Operation.

     (1)  Plan  of  Operation  for  the  next  twelve  months.

          (i) Cash Requirements and of Need for additional funds, twelve months.

     This Company has been a "a development stage company" with only limited capital resources, and is now in transition as an operating entity with substantial revenues. It may be necessary for the Company to seek additional capital over time to optimize the accomplishment its business plan. It is the judgment of Management that increasing revenues from operations will maintain this Company in a position of substantial liquidity; however it is forseeable that the Company will seek additional capital in order to accelerate its growth and realize its potential more rapidly. This Company is expected to generate enough sales revenues to satisfy its cash requirements for the next twelve months, although there is no assurance that this can be achieved. In the last three quarters, revenues have increased, relieving the urgency for additional capital from necessary to desirable. It remains desirable for the simple reason that the more money the company has available, the more projects it can undertake and the more media and inventory it can buy.

     The fact remains that, in all likelihood, unless the Company is successful in generating continuing investor interest, and in securing additional investment, or possibly debt-financing arrangements, the business of the Company, however promising, cannot expand toward its full potential, and may not achieve the optimum profitability expected. The Company's business plan is ambitious, and although its products and services enjoy a certain synergy with each other, the sheer number of projects, each with its own focus and potential market, will require that Company grow and expand its operations over time. Its failure to grow in a timely manner would be expected to leave incentive openings for other competitors to fill. For that reason, the need to grow and expand operations, it is likely that this Company will pursue additional capital in the year 2000, notwithstanding that its present capital resources including growing revenues are sufficient for current operations and modest growth at a respectable level of profitability.

          (ii)  Summary  of  Product  Research  and  Development.

     The Company's product development/marketing department is the most vital component of the Company. Kevin and Tim Harrington, along with Mel Arthur, actively participate on a daily basis in the ongoing effort to research and develop new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. This group develops new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and the Company's ongoing review of new developments within its targeted product categories. As a result of management's prominence in the infomercial and retail television industry, it also receives unsolicited new product proposals from independent third parties. During the evaluation phase of product development, the Company evaluates the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers, determines whether an adequate and timely supply of the product can be obtained and analyzes whether the estimated profitability of the product satisfies the Company's criteria.

     The Company is devoting attention to the development and products specifically targeted at markets outside of North America. The Company will review its infomercial library on an ongoing basis to select those products which it believes will be successful in Europe and/or Asia and/or its other international markets. When a product which was initially sold domestically is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the product's and the infomercial's compliance with the local laws is completed. The Company's licensed distributor then begins airing the infomercial internationally. The Company also airs shows and distributes products of other independent domestic infomercial companies.

     The Company obtains the rights to new products created by third parties through various licensing arrangements generally involving royalties related to sales of the product. The amount of the royalty is negotiated and generally depends upon the level of involvement of the third party in the development and marketing of the product. The Company generally pays the smallest royalty to a third party that only provides a product concept. A somewhat higher royalty to a third party that has fully developed and manufactured a product. The Company also obtains the rights to sell products which have already been developed, manufactured and marketed through infomercials produced by other companies. In such cases, the Company generally pays a higher royalty rate to the third party because of the relatively small amount of the Company's resources required to develop the product. The Company generally seeks exclusive worldwide rights to all products in all means of distribution. In some cases, the Company does not obtain all marketing and distribution rights, but seeks to receive a royalty on sales made by the licensor pursuant to the rights retained by the licensor.

          (iii) Expected purchase or sale of plant and significant equipment. None.

          (iv) Expected significant change in the number of employees. Not known.

(b)  Discussion  and  Analysis of Financial Condition and Results of Operations.

     In 1998, the company closed the year with a loss, with minimal revenues, in pre-launch development mode, but these results are not deemed to reflect true business operations. In 1998, the company had significant expenses that resulted in a loss for the year. Management believes that revenues will continue to increase in fourth quarter of 1999, but to achieve the continued growth of the Company's business, advertising, promotional and production expenses will remain significant. While the upside potential from successful infomercial marketing is tremendous, the risk of failure is always present. Some of the projects may fail, or all may fail. If some are successful, the success may offset the losses from others significantly or may not. Accordingly, there can be no assurance that substantial profitability will be sustained in the next twelve months.

     Development Stage/Going Concern. There are two material thresholds in the transition of this Company, from Development Stage to Going Concern. The first is the commencement of limited operations, during 1998, and the first quarter of 1999. The second is the achievement of substantial revenues and the dawn of profitability, corresponding to the second quarter of 1999. While the Harringtons began some limited operations in 1998, their two companies were not acquired as subsidiaries until August of that year. The Harringtons honored certain non-compete agreements, with HSN Direct, a division of Home Shopping Network, which expired in December of 1998. During the interim period, the Harringtons located, developed and prepared for production and rollout of various products. For that reason, full-fledged operations were not launched until April of 1999. While the affairs of the Company improved consistently, from 1998, the second quarter of 1999 was the first profitable quarter, and is the first quarter of unlimited operations. For these reasons, management refers to this Company as in its Development Stage for 1998, and for the first quarter of 1999, and as an operating company and a going concern during the second quarter of 1999.

     Revenues are Increasing. There were no revenues in 1997. Sales in 1998 were $120,234, which was $60,118 for the first half, and $60,116, for the second half. Corresponding amounts for the first quarter, second and third quarters of 1999, were $352,483, $3,135,013 and $5,918,342, respectively. The significance of these figures is not only that revenues have increased exponentially, due to operations, but that the Company has achieved profitability during the second quarter, the three months ended June 30, 1999, and has sustained it for the three months ended September 30, 1999.

     1998 operations have been characterized as limited. They consisted of the sale of cigarette lighters and the marketing of a single non-infomercial television show. In 1998, Gross Margins, after cost of goods sold, was only 45%; whereas,that margin has been stable between 85% to 86% of Gross Sales, for the first half of 1999. This improvement is largely due to the difference between limited operations, and the economy and efficiency of unlimited operations, beginning in April of 1999. It is also attributable to the marketing of different products from those currently offered by the Company.

     Interest Income and Expense reflected on the Company's financial statements refer to the company's ownership of a certificate of deposit, pledged against a loan. The interest income from the CD is shown. The interest expense for the loan is shown.

     Loss on Impairment of goodwill, of $750,000, refers to the issuance of 1,500,000 shares of common stock during the first quarter of 1999, at $0.50 per share, below market value. This treatment was recommended by the Company's Independent Auditor. While this item increases the loss for the nine months ended September 30, 1999, it has no effect upon the second and third quarter profitable results from operations.

     Operating Expenses would be expected to increase with increasing operations. Expenses in 1998 were attributable to the marketing of different products than those which form the core of the Company's current business. In general, expenses have decreased as a percentage of sales.














                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                    September 30, 1999 and December 31, 1998

    The accompanying notes are an integral part of these consolidated financial statements.


                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets




                                     ASSETS
                                     ------

                             September  30,     December  31,
                                 1999               1998
                                 ----               ----
     (Unaudited)


CURRENT ASSETS

Cash                                 $  189,025   $122,257
Accounts receivable, net                797,686          -
Inventory                               104,459     27,342
Prepaids                                100,000          -
Employee advances                         9,610          -
                                     -----------  ---------

Total Current Assets                  1,200,780    149,599
                                     -----------  ---------

PROPERTY AND EQUIPMENT

Machinery and equipment                  25,925     25,925
Office furniture and equipment           45,292     45,292
                                     -----------  ---------

Total Property and Equipment             71,217     71,217

      Less accumulated depreciation     (18,286)   (10,258)
                                     -----------  ---------

Net Property and Equipment               52,931     60,959
                                     -----------  ---------

OTHER ASSETS

Deposits                                      -     12,773
Other assets                             20,000          -
Prepaid advertising                   1,537,387     85,302
Patent and trademark costs               26,668     26,668
                                     -----------  ---------

Total Other Assets                    1,584,055    124,743
                                     -----------  ---------

TOTAL ASSETS                         $2,837,766   $335,301
                                     ===========  =========


    The accompanying notes are an integral part of these consolidated financial statements.




                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets



                                             LIABILITIES AND STOCKHOLDERS EQUITY
                                             -----------------------------------

                                                                 September  30,   December  31,
                                                                    1999               1998
                                                                    ----               ----
                                                                (Unaudited)

CURRENT LIABILITIES

Accounts payable                                                $ 1,019,575          $    73,192
Accrued expenses                                                     43,516                5,418
Payable - related parties                                            96,952                    -
Notes payable - related parties, current portion                    500,000                    -
Notes payable, current portion                                       40,000               40,000
                                                               ------------         ------------

Total Current Liabilities                                         1,700,043              118,610
                                                               ------------         ------------

LONG-TERM DEBT

Notes payable - related parties                                      87,500               87,500
                                                               ------------         ------------

Total Long-Term Debt                                                 87,500               87,500
                                                               ------------         ------------

TOTAL LIABILITIES                                                 1,787,543              206,110
                                                               ------------         ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS  EQUITY

Common stock: 50,000,000 shares authorized of $0.001
 par value, 6,135,440 and 3,373,570 shares issued
                          and outstanding, respectively                6,135                3,374
Additional paid-in capital                                         3,157,724            1,359,985
Accumulated deficit                                               (2,113,636)          (1,234,168)
                                                                ------------         ------------

Total Stockholders  Equity                                         1,050,223              129,191
                                                                ------------         ------------

TOTAL LIABILITIES AND STOCKHOLDERS  EQUITY                       $ 2,837,766          $   335,301
                                                                ============         ============

    The accompanying notes are an integral part of these consolidated financial statements.




                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                   (Unaudited)




                                               For  the                    For  the
                                     Three  Months  Ended               Nine  Months  Ended
                                       September  30                         September  30
                                         -------------                         -------------
                                      1999               1998          1999          1998
                                      ----               ----          ----          ----


NET SALES                       $5,918,342        $   31,125        $9,155,832   $   91,243

COST OF GOODS SOLD                 817,272            17,223         1,331,677       50,551
                                -----------       -----------       -----------  -----------

GROSS MARGIN                     5,101,070            13,902         7,824,155       40,692
                                -----------       -----------       -----------  -----------

OPERATING EXPENSES

Depreciation                         2,676             1,657             8,028        4,971
Bad debt expense                       948                 -            18,358            -
General and administrative       1,299,014           176,696         3,396,841      508,088
Research and development            10,465             9,621            40,620       30,345
Production and media costs       2,778,243                 -         4,301,954            -
Marketing                          585,515           127,211           860,510      203,721
Rent                                15,205            10,917            45,157       35,031
                                -----------       -----------       -----------  -----------

Total Operating Expenses         4,692,066           326,102         8,671,468      782,156
                                -----------       -----------       -----------  -----------

OPERATING INCOME (LOSS)            409,004          (312,200)         (847,313)    (741,464)
                                -----------       -----------       -----------  -----------

OTHER INCOME (EXPENSES)

Interest expense                   (12,450)           (3,159)          (32,511)      (7,675)
Interest income                        261               102               356          102
                                -----------       -----------       -----------  -----------

Total Other Income (Expenses)      (12,189)           (3,057)          (32,155)      (7,573)
                                -----------       -----------       -----------  -----------

INCOME (LOSS) BEFORE INCOME
 TAXES                             396,815          (315,257)         (879,468)    (749,037)

INCOME TAXES                             -     -                 -           -            -
                                -----------    -                 -  -----------  -----------

NET INCOME (LOSS)               $  396,815        $ (315,257)       $ (879,468)  $ (749,037)
                                ===========       ===========       ===========  ===========

BASIC INCOME (LOSS) PER SHARE   $     0.07        $    (0.11)       $    (0.17)  $    (0.30)
                                ===========       ===========       ===========  ===========

WEIGHTED AVERAGE SHARES
 OUTSTANDING                     5,815,222         2,817,235         5,207,545    2,520,451
                                ===========       ===========       ===========  ===========

<BTB>

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Consolidated Statements of Stockholders  Equity


                                                                     Additional
                                            Common  Stock        Paid-in  Accumulated
                                             Shares Amount          Capital Deficit
                                     -------------------------------------------------

<BTB>
Balance, December 31, 1997                2,369,600  $2,370  $  377,719   $   (99,255)

Capital contributions, 1998                       -       -     340,020             -

Common stock issued in recapitalization
 of Reliant Corporation                     570,400     570        (570)            -

Common stock issued for cash at an
 average price of $1.56 per share           329,770     330     513,170             -

Common stock issued for services
 valued at $1.25 per share                  103,800     104     129,646             -

Net loss for the year ended
 December 31, 1998                                -       -           -    (1,134,913)
                                          ---------  ------  -----------  ------------

Balance, December 31, 1998                3,373,570   3,374   1,359,985    (1,234,168)

Common stock issued for cash at an
 average price of $0.86 per share
 (unaudited)                              1,098,000   1,098     938,902             -

Common stock issued for services
 valued at $1.15 per share (unaudited)       43,700      43      50,457             -

Fractional shares issued in the reverse
 stock split (unaudited)                        170       -           -             -

Common stock issued for services
 valued at $0.50 per share (unaudited)      100,000     100      49,900             -

Common stock issued for investment
 in Tony Little Website at $0.50 per
 share (unaudited)                           20,000      20       9,980             -

Common stock issued for acquisition
 of TPH Marketing, Inc. valued at
 $0.50 per share (unaudited)              1,500,000   1,500     748,500             -

Net loss for the nine months ended
  September 30, 1999 (unaudited)                  -       -           -      (879,468)
                                          ---------  ------  -----------  ------------

Balance, September 30, 1999
 (unaudited)                              6,135,440  $6,135  $3,157,724   $(2,113,636)
                                          =========  ======  ===========  ============







                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)


<BTB>
                                                      For  the                    For  the
                                                Three  Months  Ended         Nine  Months  Ended
                                                    September  30,             September  30,
                                                    --------------            --------------
                                                  1999         1998        1999             1998
                                                  ----         ----        ----             ----


CASH FLOWS FROM OPERATING
 ACTIVITIES

Net income (loss)                            $   396,815   $(315,257)  $  (879,468)       $(749,037)
Adjustments to reconcile net income (loss)
 to net cash used in operating activities:
Depreciation                                       2,676       1,657         8,028            4,971
Amortization of prepaid advertising               99,952           -       145,626                -
Bad debt                                             948           -        18,358                -
Loss on impairment                                     -           -       750,000                -
Common stock issued for services                  50,000           -       100,500                -
Changes in assets and liabilities:
Accounts receivable                              249,041           -      (816,044)               -
Prepaids and advances                           (108,560)          -      (109,610)               -
Inventory                                        (30,146)          -      `(77,117)               -
Deposits                                               -       2,909        12,773           12,773
Prepaid expenses                              (1,185,327)          -    (1,597,711)               -
Other assets                                     (10,000)          -       (10,000)               -
Cash overdraft                                   (91,647)          -             -     -
Accounts payable                                 457,600      18,520       946,383           55,100
Accrued expenses                                    (381)          -        38,098                -
                                             ------------  ----------  ------------       ----------

Net Cash Used in Operating
  Activities                                    (169,029)   (292,171)   (1,470,184)        (676,193)
                                             ------------  ----------  ------------       ----------

CASH FLOWS FROM INVESTING
 ACTIVITIES

Patent and trademark costs                             -           -             -          (26,668)
                                             ------------  ----------  ------------       ----------

Net Cash Used in Investing Activities                  -           -             -          (26,668)
                                             ------------  ----------  ------------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds (payments) from notes payable           358,054           -       596,952                -
Proceeds from issuance of common
  stock                                                -      95,000       940,000          195,000
Proceeds from additional capital
  contribution                                         -      89,140             -          340,020
                                             ------------  ----------  ------------       ----------

Net Cash Provided by Financing
 Activities                                  $   358,054   $ 184,140   $ 1,536,952        $ 535,020
                                             ------------  ----------  ------------       ----------


                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)



                                            For  the                         For  the
                                       Three  Months  Ended            Nine  Months  Ended
                                          September  30,                  September  30,
                                          --------------                 --------------
                                       1999            1998             1999            1998
                                       ----            ----             ----            ----


NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS            $189,025       $(108,031)       $ 66,768       $(167,841)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                         -         150,195         122,257         210,005
                                      --------       ----------       --------       ----------

CASH AND CASH EQUIVALENTS,
 END OF PERIOD                        $189,025       $  42,164        $189,025       $  42,164
                                      ========       ==========       ========       ==========

Cash Payments For:

Income taxes                          $      -       $       -   $                -  $       -
Interest                              $  2,450  $                     $ 32,511       $       -

Non-Cash Financing Activities:

Common stock issued for services      $ 50,000       $       -        $100,500       $       -
Common stock issued for other assets  $ 10,000       $       -        $ 10,000       $       -
Common stock issued for subsidiary    $      -       $       -        $750,000       $       -

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE  1  -     CONDENSED  CONSOLIDATED  FINANCIAL  STATEMENTS

The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and 1998 and for all periods presented have been made.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company s December 31, 1998 audited consolidated financial statements. The results of operations for periods ended September 30, 1999 and 1998 are not necessarily indicative of the operating results for the full years.

NOTE  2  -     REVERSE  STOCK  SPLIT

On March 23, 1999, the Company completed a reverse stock split on a 1 share for 5 share basis. No shareholder was reduced to less than 100 shares. All references to shares issued and outstanding have been restated to reflect the reverse stock split.

NOTE  3  -     COMMON  STOCK  TRANSACTIONS

During the first quarter of 1999, the Company sold 248,000 post-split shares (1,240,000 pre-split shares) of its common stock for $390,000 or an average price of $1.57 per share ($0.31 per share pre-split). The Company also issued 38,200 post-split shares (191,000 pre-split shares) of its common stock for services rendered, valued at $47,750 or $1.25 per share ($0.25 per share pre-split). The shares were valued at the market price of the stock at the time of issuance.

During the second quarter of 1999, the Company sold 600,000 shares of its common stock for $300,000 or $0.50 per share. In addition, the Company sold 250,000 shares of its common stock to a related company for $250,000 or $1.00 per share. The Company also issued 5,500 shares of its common stock for services rendered, valued at $2,750 or $0.50 per share, the market price of the stock at the time of issuance.

During the third quarter of 1999, the Company issued 100,000 shares of its common stock for services rendered, valued at $50,000 or $0.50 per share, the market price of the stock at the time of issuance.

On May 26, 1999, the Company purchased a fifty-one percent (51%) interest in the Tony Little Web Site. The Company paid $10,000 cash and issued 20,000 post-split shares of common stock. The stock was valued at $10,000 or $0.50 per share, the market price of the stock at the time of issuance.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE  3  -     COMMON  STOCK  TRANSACTIONS  (Continued)

On May 3, 1999, the Company acquired TPH Marketing, Inc. (TPH). The Company acquired 100% of TPH and TPH became a wholly-owned subsidiary. The Company issued 1,500,000 post-split shares of its common stock in the acquisition. The shares were valued at $750,000 or $0.50 per share, the market price of the stock at the time of the acquisition. The acquisition is accounted for as a combination under the purchase method of accounting with acquired assets and liabilities recorded at their fair market values resulting in goodwill of $750,000 since TPH had no assets and liabilities at the date of acquisition.

The resulting goodwill is being written off in the first quarter of 1999 with a charge to operating expenses in the amount of $750,000. Activity from the date of acquisition to September 30, 1999 has been included in the statement of operations.

NOTE  4  -     OUTSTANDING  STOCK  OPTIONS

The following summarizes the date exercisable, expiration date and exercise price of the Company s outstanding options to purchase common stock at September 30, 1999.



                           Date Exercisable  Expiration Date  Exercise Price   Number
                           ----------------  ---------------  ---------------  -------

December 30, 1999                            June 30, 2004    $          2.50  105,000
June 30, 2000                                June 30, 2004    $          4.00  105,000
December 30, 2000                            June 30, 2004    $          6.00  105,000
June 30, 2001                                June 30, 2004    $          7.50  105,000
                                                                               -------

Total Options Outstanding                                                      420,000
                                                                       ===============



The options were granted as compensation and additional bonuses to certain officers of the Company. These options were issued with an exercise price above the market value of the stock at the date of issuance.

NOTE  5  -     FINANCIAL  INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.




















                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                    September 30, 1999 and December 31, 1998

    The accompanying notes are an integral part of these consolidated financial statements.


                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets



                                     ASSETS
                                     ------

                                   September  30,  December  31,
                                         1999        1998
                                         ----        ----
                                     (Unaudited)

CURRENT ASSETS

Cash                                 $  189,025   $122,257
Accounts receivable, net                797,686          -
Inventory                               104,459     27,342
Prepaids                                100,000          -
Employee advances                         9,610          -
                                     -----------  ---------

Total Current Assets                  1,200,780    149,599
                                     -----------  ---------

PROPERTY AND EQUIPMENT

Machinery and equipment                  25,925     25,925
Office furniture and equipment           45,292     45,292
                                     -----------  ---------

Total Property and Equipment             71,217     71,217

      Less accumulated depreciation     (18,286)   (10,258)
                                     -----------  ---------

Net Property and Equipment               52,931     60,959
                                     -----------  ---------

OTHER ASSETS

Deposits                                      -     12,773
Other assets                             20,000          -
Prepaid advertising                   1,537,387     85,302
Patent and trademark costs               26,668     26,668
                                     -----------  ---------

Total Other Assets                    1,584,055    124,743
                                     -----------  ---------

TOTAL ASSETS                         $2,837,766   $335,301
                                     ===========  =========

    The accompanying notes are an integral part of these consolidated financial statements.





                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets


<BTB>
                                             LIABILITIES AND STOCKHOLDERS EQUITY
                                             -----------------------------------

                                                            September  30,        December  31,
                                                                1999                 1998
                                                               -------              -------
                                                             (Unaudited)
CURRENT LIABILITIES

Accounts payable                                            $ 1,019,575          $    73,192
Accrued expenses                                                 43,516                5,418
Payable - related parties                                        96,952                    -
Notes payable - related parties, current portion                500,000                    -
Notes payable, current portion                                   40,000               40,000
                                                           ------------         ------------

Total Current Liabilities                                     1,700,043              118,610
                                                           ------------         ------------

LONG-TERM DEBT

Notes payable - related parties                                  87,500               87,500
                                                           ------------         ------------

Total Long-Term Debt                                             87,500               87,500
                                                           ------------         ------------

TOTAL LIABILITIES                                             1,787,543              206,110
                                                           ------------         ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS  EQUITY

Common stock: 50,000,000 shares authorized of $0.001
 par value, 6,135,440 and 3,373,570 shares issued
                        and outstanding, respectively                6,135                3,374
Additional paid-in capital                                       3,157,724            1,359,985
Accumulated deficit                                             (2,113,636)          (1,234,168)
                                                               ------------         ------------

Total Stockholders  Equity                                       1,050,223              129,191
                                                              ------------         ------------

TOTAL LIABILITIES AND STOCKHOLDERS  EQUITY                     $ 2,837,766          $   335,301
                                                              ============         ============

    The accompanying notes are an integral part of these consolidated financial statements.




                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                   (Unaudited)



<BTB>
                                          For  the                      For  the
                                    Three  Months  Ended           Nine  Months  Ended
                                       September  30,                 September  30,
                                      --------------                 --------------
                                   1999            1998            1999          1998
                                   ----           ----             ----          ----

NET SALES                       $5,918,342   $   31,125        $9,155,832   $   91,243

COST OF GOODS SOLD                 817,272       17,223         1,331,677       50,551
                                -----------  -----------       -----------  -----------

GROSS MARGIN                     5,101,070       13,902         7,824,155       40,692
                                -----------  -----------       -----------  -----------

OPERATING EXPENSES

Depreciation                         2,676        1,657             8,028        4,971
Bad debt expense                       948                  -      18,358            -
General and administrative       1,299,014      176,696         3,396,841      508,088
Research and development            10,465        9,621            40,620       30,345
Production and media costs       2,778,243            -         4,301,954            -
Marketing                          585,515      127,211           860,510      203,721
Rent                                15,205       10,917            45,157       35,031
                                -----------  -----------       -----------  -----------

Total Operating Expenses         4,692,066      326,102         8,671,468      782,156
                                -----------  -----------       -----------  -----------

OPERATING INCOME (LOSS)            409,004     (312,200)         (847,313)    (741,464)
                                -----------  -----------       -----------  -----------

OTHER INCOME (EXPENSES)

Interest expense                   (12,450)      (3,159)          (32,511)      (7,675)
Interest income                        261          102               356          102
                                -----------  -----------       -----------  -----------

Total Other Income (Expenses)      (12,189)      (3,057)          (32,155)      (7,573)
                                -----------  -----------       -----------  -----------

INCOME (LOSS) BEFORE INCOME
 TAXES                             396,815     (315,257)         (879,468)    (749,037)

INCOME TAXES                             -            -                 -            -
                                -----------  -----------       -----------  -----------

NET INCOME (LOSS)               $  396,815   $ (315,257)       $ (879,468)  $ (749,037)
                                ===========  ===========       ===========  ===========

BASIC INCOME (LOSS) PER SHARE   $     0.07   $    (0.11)       $    (0.17)  $    (0.30)
                                ===========  ===========       ===========  ===========

WEIGHTED AVERAGE SHARES
 OUTSTANDING                     5,815,222    2,817,235         5,207,545    2,520,451
                                ===========  ===========       ===========  ===========


                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Consolidated Statements of Stockholders  Equity

<BTB>

                                               Additional
                                             Common  Stock     Paid-in       Accumulated
                                             -------------
                                            Shares  Amount     Capital          Deficit
  <BTB>                                          ------  ------     -------          -------

Balance, December 31, 1997                2,369,600  $2,370  $  377,719        $   (99,255)

Capital contributions, 1998                       -       -     340,020                  -

Common stock issued in recapitalization
 of Reliant Corporation                     570,400     570        (570)                 -

Common stock issued for cash at an
 average price of $1.56 per share           329,770     330     513,170                  -

Common stock issued for services
 valued at $1.25 per share                  103,800     104     129,646                  -

Net loss for the year ended
 December 31, 1998                                -       -           -         (1,134,913)
                                          ---------  ------  -----------       ------------

Balance, December 31, 1998                3,373,570   3,374   1,359,985         (1,234,168)

Common stock issued for cash at an
 average price of $0.86 per share
 (unaudited)                              1,098,000   1,098     938,902                  -

Common stock issued for services
 valued at $1.15 per share (unaudited)       43,700      43      50,457                  -

Fractional shares issued in the reverse
 stock split (unaudited)                        170       -                 -            -

Common stock issued for services
 valued at $0.50 per share (unaudited)      100,000     100      49,900                  -

Common stock issued for investment
 in Tony Little Website at $0.50 per
 share (unaudited)                           20,000      20       9,980                  -

Common stock issued for acquisition
 of TPH Marketing, Inc. valued at
 $0.50 per share (unaudited)              1,500,000   1,500     748,500                  -

Net loss for the nine months ended
  September 30, 1999 (unaudited)                  -       -           -           (879,468)
                                          ---------  ------  -----------       ------------

Balance, September 30, 1999
 (unaudited)                              6,135,440  $6,135  $3,157,724        $(2,113,636)
                                          =========  ======  ===========       ============

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)


<BTB>
                                                   For  the                         For  the
                                               Three  Months  Ended            Nine  Months  Ended
                                                  September  30,                  September  30,
                                                 --------------                ---------------------
                                                1999       1998                1999             1998
                                                ----       ----                ----              ----

CASH FLOWS FROM OPERATING
 ACTIVITIES

Net income (loss)                         $   396,815   $(315,257)          $  (879,468)       $(749,037)
Adjustments to reconcile net income (loss)
 to net cash used in operating activities:
Depreciation                                    2,676       1,657                 8,028            4,971
Amortization of prepaid advertising            99,952           -               145,626                -
Bad debt                                          948           -                18,358                -
Loss on impairment                                  -           -               750,000                -
Common stock issued for services               50,000           -               100,500                -
Changes in assets and liabilities:
Accounts receivable                           249,041           -              (816,044)               -
Prepaids and advances                        (108,560)          -              (109,610)               -
Inventory                                     (30,146)          -               (77,117)               -
Deposits                                            -       2,909                12,773           12,773
Prepaid expenses                           (1,185,327)          -            (1,597,711)               -
Other assets                                  (10,000)          -               (10,000)               -
Cash overdraft                                (91,647)          -                     -                -
Accounts payable                              457,600      18,520               946,383           55,100
Accrued expenses                                 (381)          -   38,098                              -
                                         ------------  ----------  ------                  -

Net Cash Used in Operating
  Activities                                 (169,029)   (292,171)           (1,470,184)        (676,193)
                                         ------------  ----------          ------------       ----------

CASH FLOWS FROM INVESTING
 ACTIVITIES
Patent and trademark costs                          -           -                     -          (26,668)
                                          ------------  ----------          ------------       ----------

Net Cash Used in Investing Activities                -           -                     -          (26,668)
                                          ------------  ----------          ------------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds (payments) from notes payable        358,054           -               596,952                -
Proceeds from issuance of common
  stock                                             -      95,000               940,000          195,000
Proceeds from additional capital
  contribution                                      -      89,140                     -          340,020
                                          ------------  ----------          ------------       ----------

Net Cash Provided by Financing
 Activities                               $   358,054   $ 184,140           $ 1,536,952        $ 535,020
                                          ------------  ----------          ------------       ----------



                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)

<BTB>

                                                     For  the                         For  the
                                                Three  Months  Ended            Nine  Months  Ended
                                                   September  30,                  September  30,
                                                   --------------                 --------------
                                                1999            1998            1999          1998
                                                ----            ----             ----         ----

NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS                     $189,025        $(108,031)       $ 66,768  $(167,841)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                        -    150,195         122,257    210,005
                                                         ----  ----------       --------  ----------

CASH AND CASH EQUIVALENTS,
 END OF PERIOD                                 $189,025        $  42,164        $189,025  $  42,164
                                               ========        ==========       ========  ==========

Cash Payments For:

Income taxes                                   $          -$-              $ -            $       -
Interest                              $12,450  $               $                  32,511  $       -

Non-Cash Financing Activities:

Common stock issued for services      $50,000            $             -        $100,500  $       -
Common stock issued for other assets  $10,000            $             -        $ 10,000  $       -
Common stock issued for subsidiary             $      -  $             -        $750,000  $       -





                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE  1  -     CONDENSED  CONSOLIDATED  FINANCIAL  STATEMENTS

The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and 1998 and for all periods presented have been made.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company s December 31, 1998 audited consolidated financial statements. The results of operations for periods ended September 30, 1999 and 1998 are not necessarily indicative of the operating results for the full years.

NOTE  2  -     REVERSE  STOCK  SPLIT

On March 23, 1999, the Company completed a reverse stock split on a 1 share for 5 share basis. No shareholder was reduced to less than 100 shares. All references to shares issued and outstanding have been restated to reflect the reverse stock split.

NOTE  3  -     COMMON  STOCK  TRANSACTIONS

During the first quarter of 1999, the Company sold 248,000 post-split shares (1,240,000 pre-split shares) of its common stock for $390,000 or an average price of $1.57 per share ($0.31 per share pre-split). The Company also issued 38,200 post-split shares (191,000 pre-split shares) of its common stock for services rendered, valued at $47,750 or $1.25 per share ($0.25 per share pre-split). The shares were valued at the market price of the stock at the time of issuance.

During the second quarter of 1999, the Company sold 600,000 shares of its common stock for $300,000 or $0.50 per share. In addition, the Company sold 250,000 shares of its common stock to a related company for $250,000 or $1.00 per share. The Company also issued 5,500 shares of its common stock for services rendered, valued at $2,750 or $0.50 per share, the market price of the stock at the time of issuance.

During the third quarter of 1999, the Company issued 100,000 shares of its common stock for services rendered, valued at $50,000 or $0.50 per share, the market price of the stock at the time of issuance.

On May 26, 1999, the Company purchased a fifty-one percent (51%) interest in the Tony Little Web Site. The Company paid $10,000 cash and issued 20,000 post-split shares of common stock. The stock was valued at $10,000 or $0.50 per share, the market price of the stock at the time of issuance.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE  3  -     COMMON  STOCK  TRANSACTIONS  (Continued)

On May 3, 1999, the Company acquired TPH Marketing, Inc. (TPH). The Company acquired 100% of TPH and TPH became a wholly-owned subsidiary. The Company issued 1,500,000 post-split shares of its common stock in the acquisition. The shares were valued at $750,000 or $0.50 per share, the market price of the stock at the time of the acquisition. The acquisition is accounted for as a combination under the purchase method of accounting with acquired assets and liabilities recorded at their fair market values resulting in goodwill of $750,000 since TPH had no assets and liabilities at the date of acquisition.

The resulting goodwill is being written off in the first quarter of 1999 with a charge to operating expenses in the amount of $750,000. Activity from the date of acquisition to September 30, 1999 has been included in the statement of operations.

NOTE  4  -     OUTSTANDING  STOCK  OPTIONS

The following summarizes the date exercisable, expiration date and exercise price of the Company s outstanding options to purchase common stock at September 30, 1999.



 Date Exercisable                  Expiration Date  Exercise Price                     Number
------------------------------------  ---------------  ---------------           ------

December 30, 1999                     June 30, 2004    $          2.50                   105,000
June 30, 2000                         June 30, 2004    $          4.00                   105,000
December 30, 2000                     June 30, 2004    $          6.00                   105,000
June 30, 2001                         June 30, 2004    $          7.50                   105,000
                                                                                         -------

           Total Options Outstanding                                    420,000
                                                                        =======



The options were granted as compensation and additional bonuses to certain officers of the Company. These options were issued with an exercise price above the market value of the stock at the date of issuance.

NOTE  5  -     FINANCIAL  INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature.